SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL
Pura Energia

3Q19 Results

Copel records EBITDA of R$1.2 billion in the third quarter

- Adjusted EBITDA grew 16.0% in 3Q19 (23.9% in 9M19)
- Operating cash flow of R$1.0 billion in 3Q19 (R$3.4 billion in 9M19)
- Copel Distribuição exceeds regulatory EBITDA by 3.5%
- Copel Distribuição launches the "Programa Transformação"
- Copel launches new Voluntary Redundancy Program
- Copel wins auction for the construction of Jandaíra Wind Complex

	3Q19 (1)	2Q19 (2)	3Q18 (3)	Var.% (1/3)	9M19 (4)	9M18 (5)	Var. % (4/5)
Net Operating Revenues (R$ million)	4,253.7	3,682.1	4,309.1	(1.3)	11,831.9	11,263.6	5.0
Operating Costs and Expenses (R$ million)	3,340.6	2,987.0	3,772.1	(11.4)	9,370.7	9,556.6	(1.9)
Operating Income (R$ million)	811.3	558.7	542.2	49.6	2,141.1	1,620.5	32.1
Net Income (R$ million)	613.5	346.9	430.9	42.4	1,466.4	1,142.1	28.4
Earnings per share (R$)[1]	2.09	1.28	1.55	34.6	5.19	4.10	26.3
EBITDA (R$ million)	1,201.7	947.0	855.5	40.5	3,240.8	2,475.5	30.9
Return on Shareholders' Equity (annualized)[2]	15.9%	8.8%	11.6%	37.2	12.1%	9.9%	22.2
Grid Market (GWh)	7,342	7,533	7,229	1.6	22,665	22,031	2.9
Capex (R$ million)[3]	399.2	564.5	628.2	(36.5)	1,373.5	1,900.4	(27.7)
EBITDA Margin	28.2%	25.7%	19.9%	42.3	27.4%	22.0%	24.6
Operating Margin	19.1%	15.2%	12.6%	51.6	18.1%	14.4%	25.8
Net Margin	14.4%	9.4%	10.0%	44.2	12.4%	10.1%	22.2

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Consider the initial shareholders' equity for the year.
[3] Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Sep-19	Jun-19	Mar-19	Dec-18	Sep-18
Power Purchase Average Rate - Copel Dis [1]	184.78	178.64	168.44	166.61	207.19
Retail Average Rate - Copel Dis[2]	497.18	476.94	471.68	471.45	472.81
Sales to Distributors Average Rate - Copel GeT[3]	196.23	194.12	198.55	171.76	217.97

Indicators	Sep-19	Jun-19	Mar-19	Dec-18	Sep-18
Equity (R$ Thousand)	17,793,633	17,181,691	16,838,841	16,336,214	16,533,006
Net debt (R$ Thousand)	8,549,753	8,952,238	8,850,772	9,183,178	8,777,166
Book Value per Share (R$)	65.02	62.79	61.53	59.70	60.42
Net debt/ Shareholders' Net Equity[4]	61.5%	65.2%	67.2%	70.8%	60.2%
Current Liquidity	1.4	1.2	1.0	1.0	0.8

[1] Considers PIS/COFINS.
[2] Does not consider tariff flags. ICMS net.
[3] Considers PIS/COFINS. ICMS net.
[4] Considers gross debt without endorsements and guarantees.

CPLE3 | R$51.10	**ELP | US$12.01**	**Market value | R$13.8 bi**
CPLE6 | R$49.61	**XCOP | € 11.10**	*** Quotes 09.30.2019**

COPEL NIVEL 1 BM&FBOVESPA · ELP LISTED NYSE · LATIBEX XCOP · ISE B3 2019 · FTSE4Good · DESTAQUE EM GOVERNANÇA DE ESTATAIS

LIST OF CONTENTS

1. Main Events in the Period

Copel recorded EBITDA of R$1,201.7 million, in 3Q19 40.5% higher than the R$855.5 million recorded in 3Q18, basically including non-recurring items related to the net reversal of impairment provisions in the amount of R$102.6 million (related to generation and telecommunications assets), as a result of the res judicata of Compagas' action to exclude ICMS (net of value-added tax and services tax) from the PIS/Pasep (social integration tax/Civil Servants' Investment Program) calculation basis and Cofins (Social Security Financing), with an effect of R$100.9 million on operating revenues, and the positive result of R$82.8 million related to the fair value of the purchase and sale of energy from Copel Comercialização, and write-offs and remeasurement of amounts arising from the deactivation of telecommunications assets (R$55.5 million).

3Q19 EBITDA adjusted for non-recurring items reached R$970.9 million, 16.0% up on 3Q18, mainly reflecting (i) lower average PLD (R$214.13 in 3Q19 compared to R$494.37 in 3Q18) and Copel GeT's energy allocation strategy, resulting in lower short-term energy purchase costs, (ii) the 1.6% growth in the grid market and Copel Dis's tariff adjustment, (iii) the 1.8% increase in the volume of energy sold to final consumers, highlighting the 8.4% increase in Copel GeT and Copel Com's industrial free market, (iv) the revenue from CCEAR (Energy Commercialization Contracts in the Regulated Environment) contracts Iguaçu, Colíder and Cutia, and (v) the management of manageable costs, keeping them constant in nominal terms. More details in item 2.

Copel Distribuição outperforms the Regulatory EBITDA

Copel Distribuição had an EBITDA of R$331.1 million in 3Q19, an amount 26.9% higher than R$261.0 million in 3Q18. With this performance, considering the last 12 months, Copel Dis outperformed the regulatory EBITDA by 3.5% (R$1,123.9 million vs. R$1,085.8), evidencing the effect of the efforts made to improve the Company’s operational efficiency, mainly the strategies outlined in the “Plano Travessia” (Crossover Plan), as of 2016. The distributor moved from a 43.6% inefficiency in September 2017 to a 3.5% efficiency in September 2019, as shown by the progress of the results in the following chart.

This achievement reinforces Copel’s commitment to the highest efficiency standards and reflects the Company's conviction that financial discipline is one of the most important pillars for business continuity and sustainable growth. Accordingly, the Company launched the “Programa Transformação” (Transformation Program) on October 16, 2019. More details in item 4.2.

Copel Distribuição launches “Programa Transformação”

On October 16, 2019, Copel Distribuição launched a new program to modernize its distribution grid called “Programa Transformação” (Transformation Program). The program is comprised of three projects: “Confiabilidade Total” (Total Reliability), “Paraná Trifásico” (Threephase Paraná) and “Smart Grid Copel”. The aim is to improve infrastructure, particularly in rural areas, in order to enhance quality of energy supply and reduce supply restoration time in case of power outages. With investments of up to R$ 2.9 billion until 2025, which shall compose the Remuneration Base, the program involves the construction of approximately 25 thousand kilometers of power grids, 15 thousand new automated power connections and the setting up of smart grid technology in the state of Paraná.

2020 Investment Program

In 2020, Copel intends to invest R$2.1 billion in investments, a 1,7% reduction in relation to 2019. The distribution segment, with planned investments in the amount of R$1,073.8 million for the execution of works to improve, modernize, expand and reinforce the electric power distribution system in of the state of Paraná. Generation and transmission projects will receive R$865.2 million, which will be allocated, basically, to the completion of works in progress. More details in item 5.

Copel Telecom - Impairment and Write-Offs of Assets

The Company’s Management always monitors the business environment of the telecommunications segment, especially paying attention to factors such as the increased competitiveness of the industry, the high degree of investment required to preserve its customer base and the expected return on this segment. Considering that some of these factors directly affect the cash generation and the expected return outlook and, in addition to the Management’s decision to evaluate the disposal of the telecommunications segment, including the recent hiring of advisors for this purpose, the Company revalued its estimates regarding the capacity of its fixed assets, in this segment, to continue to generate future economic benefit. In addition, given this new business environment, therefore, the Management concluded that it is necessary to include estimated losses and also recognize losses due to the decommissioning of equipment and services, specifically for some asset groups, observing new information and also the Company’s experience in managing this segment.

In this context, in 3Q19 R$81.0 million were recorded as estimated impairment losses and R$ 85.4 million related to write-offs and remeasurement of assets decommissioned, while the effects in 3Q19 were R$81.0 million and R$55.5 million as estimated losses on impairment of assets and write-offs and remeasurement of assets decommissioned, respectively. More details in our Quarterly Information (Note 18.8).

Compagas - Credit of Pis/Pasep and Cofins on ICMS

The lawsuit filed by Compagas for the exclusion of ICMS from the PIS/Pasep and Cofins calculation base was issued a final court decision. Given this decision, the Company recorded a credit of R$107.5 million in “other non-current recoverable taxes”, with compensation of R$100.9 million in operating income and R$6.5 million in financial income. More details in our Quarterly Information (Note 13.2.1).

Copel Energia - Mark-to-market

The operations of purchase and sale of future energy are recognized at fair value through result, based on the difference between the hired price and the future market price estimated by the Company. Considering the outstanding amounts on September 30, 2019, the Company estimated fair value using the prices internally defined by the Company in the last week of September 2019, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima (the Brazilian Financial and Capital Markets Association) on September 30, 2019, adjusted for credit risk and additional project risk. As a result, the estimate resulted in a positive effect of R$82.8 million in 3Q19 and R$99.2 million in 9M19, which are recorded in “other operacional revenue”. More details in our Quarterly Information (Note 36.2.12).

Copel launches new Voluntary Redundancy Program

On October 29, 2019, Copel launched a new Voluntary Redundancy Program (PDI), targeted at employees who meet the requirements of at least 55 years of age and 25 years of Copel. Currently, 492 employees meet the requirements, representing a potential reduction of R$142.1 million in annual costs as from 2020, while the severance pay estimated at R$85 million.

The Program is open for membership from November 1 to 15, 2019, and if the estimated budget for indemnities is not fully met, a new phase will be launched between November 16 and 30, 2019, enabling other Company employees to join the Program until the top limit of the estimated severance pay amount is reached.

The dismissals will take place between December 1st and December 15th, 2019.

Copel wins auction for the construction of Jandaíra Wind Complex

On October 18, 2019, Copel GeT, in consortium with its subsidiary Cutia Empreendimentos Eólicos, participated in the A-6 new energy generation auction held today, having sold 14.4 average MW of the Jandaíra Wind Complex, priced at R$98.00/MWh. With an estimated R$400 million investment, the Jandaíra Wind Complex, which has 90.1 MW of installed capacity and 47.6 average MW of assured power, will be built in the northeastern state of Rio Grande do Norte, a region where Copel has other wind generation assets. This will allow for greater synergy with undertakings that are already operational. The amount of energy sold represents 30% of the total assured power. The remaining energy output will be sold through contracts in the free energy market.

Energy supply under the contract for sale of energy in the regulated market shall begin on January 1st, 2025, for a term of 20 years and an annual adjustment using IPCA, the Brazilian Consumer Price Index.

Copel Energia Purchases average 127.9 MW in Incentive Energy

Copel Comercialização S.A. (Copel Energia), through the Solar and Wind Incentive Energy Purchase Auction (Public Call Notice 06/2019), held on September 20, 2019, purchased 127.9 average MW for a period of 15 years, with supply to begin in January 2023. The winning projects had a total of 444.3 MW in installed capacity, and  average 46 MW of the average energy purchased has already been sold in agreements lasting 10 and 15 years.

Lot “E” developments in commercial operation

On September 1, 2019, the 230 kV GIS Curitiba Centro substation and the 230 kV Uberaba - Curitiba Centro double circuit underground transmission line were first energized, providing an APR of R$59.3 million. Together with the other projects of Lot E that started commercial operations in June and August 2019, the Company has an additional annual revenue of R$78.9 million, approximately 67.5% of the estimated amount for when the total of the projects that make up Lot E are 100% in commercial operation, which is expected to occur in March 2021. More details in item 8.2.

Cutia Wind Farms 100% operational

On September 20, 2019, according to Aneel Order No. 2,593 / 2019, the last three generating units of the Maria Helena S.A. Wind Power Plant (UG04, UG06 and UG07) were released, adding 6.3 MW of installed capacity to the Cutia Wind Complex totaling 180.6 MW in operation. With this, the Cutia Wind Complex has 100% of its generating units in commercial operation and, together with the Bento Miguel Wind Complex, make up 13 wind farms with an installed capacity of 312.9 MW.

Copel achieves top score in B3's “State-Owned Company Governance Highlight Program”

Copel maintained its certification under B3's “State-Owned Company Governance Highlight Program” and, by complying with all of the Program's regulatory measures, increased its score from 58 to 60 points.

To date, Copel has positioned as the only state-owned company to achieve the maximum score of the Program, which was developed with the objective of encouraging state-owned companies to improve their corporate governance practices and structures, by presenting objective, transparent and concrete measures designed to help reduce uncertainties related to the business.

his achievement reinforces Copel’s commitment to the highest Corporate Governance standards and reflects the Company’s conviction that transparency and commitment to stakeholders are pillars for the perpetuity and sustained growth of the business.

Corporate Governance Report

On July 31, 2019, Copel published its Corporate Governance Report, pursuant to CVM Instruction 586, which amends CVM Instruction 480 and incorporates the duty of publicly-held companies to disclose information on the application of corporate governance practices set forth in the Brazilian Code of Corporate Governance. The code follows the "practice or explain" model. The document contains a set of best practices and addresses governance issues such as ownership structure, management composition and internal controls. Following the code's best practices, Copel instituted the Voluntary Donations and Contributions Policy, which provides guidelines for this theme within the company. More information on our IR website.

Copel once again included in the FTSE4Good index

In June 2019, Copel was selected to remain included in the FTSE4Good Emerging Market Index, as well as FTSE4Good Emerging Latin America. To be participate in the FTSE4Good indexes, companies must have good results in the FTSE (“Financial Times Stock Exchange”) evaluation, based on environmental, social and governance indicators and criteria - ESG. On a scale of 0 to 5, Copel received 3.7 points, maintaining a performance similar to 2018 (3.8). The items that most contributed to the overall good performance were the governance practices performed by the Company.

UTE Araucária - Conclusion of Gas Contract and Homologation of CVU

On August 28, 2019, a gas supply agreement was entered into between Petróleo Brasileiro S.A - Petrobras and UEG Araucária Ltda - UEGA for the Araucária Thermal Power Plant. The agreement will be in force until December 31, 2019 and provides for the supply of up to 2,150,000 cubic meters of natural gas per day, without take-or-pay clauses.

Subsequently, Aneel approved by Order No. 2,756 of October 7, 2019, the Variable Cost per Unit (CVU) of the plant which will be in effect until the end of the year. The amount of R$678.18 / MWh, inclusive of fixed costs, was defined. The estimated power generation amount for the fixed cost recovery of the plant is 640,872 MWh. After recovery of such costs, the CVU has been estimated at R$483.00/MWh. With this, the TPP Araucária will once again be available to the Sistema Interligado Nacional - SIN (National Interconnected System) and may be dispatched at the discretion of the Operador Nacional do Sistema - ONS (National System Operator).

2. Financial Performance

The analyzes below refer to the third quarter of 2019 and first nine months of the year, compared to the same period of 2018.

2.1 Operating Revenues

Net operating revenue totaled R$4,253.7 million in 3Q19, down 1.3% when compared to the R$4,309.1 million recorded in 3Q18. This result is mainly due to the decrease of (i) 64.6% in “sectorial assets and liabilities result” (R$151.9 million vs. R$429.3million in 3Q18), mainly due to the amortization of the amounts considered in the revenue from electricity sales to final customers and the lower variation of balances created for the adjustment applied as of June 24, 2019; and (ii) 9.4% in “electricity sales to distributors”, mainly due to the lower average PLD in 3Q19 (214.13/MWh vs. R$494.37/MWh in 3Q18), which led to lower revenues with short-term energy sales, partially offset by revenues from the agreements of CCEAR with Baixo Iguaçu HPP, Colíder HPP and Cutia Wind Complex.

These effects were partially offset by the (i) 77.9% increase in revenues with “piped gas distribution”, due to the final court decision on the lawsuit filed by Compagas to exclude ICMS from the PIS/Pasep and Cofins tax base, with effect of R$100.9 million in operating revenue, tariff adjustment of 16.5% as of February 2019, partly mitigated by the reduction of 2.4% in consumption of natural gas; (ii) 8.7% in “use of the main distribution and transmission grid (TUSD/TUST)”, mainly due to the 1.6% growth in the grid market, Copel Dis’s tariff adjustment (increase of 11.63% in TUSD) and from the readjustment applied to the APRs from July 2019, with an average positive effect of 1.55% (compared to -5.5% applied in July 2018) and the entry into operation of new transmission assets; and (iii) 98.1% in “other operating revenue”, mainly due to the positive result of R$82.8 million in the calculation of the fair value in the purchase and sale of energy from Copel Comercialização.

Also noteworthy:

(i)        a 3.2% increase in the “electricity sales to final customers” line, due to the 1.8% growth in the volume of energy sold to final consumers; and

(ii)      a 3.9% reduction in “telecommunications revenues” due to cancellation of retail customers.

In the first nine months of the year, net operating revenue increased 5.0%, mainly reflecting (i) the 3.5% increase in the volume of energy sold to final consumers - highlighting the 11.6% increase of the industrial free market of Copel GeT and Copel Com - positively impacting “electricity sales to final customers” revenue, which grew 14.4%; (ii) the 2.9% growth in the grid market and the tariff readjustment of Copel Dis (with an increase of 16.42% and 11.63% in TUSD as of June 24, 2018 and June 24, 2019, respectively), leading to the 15.0% growth in revenues with “use of the main distribution and transmission grid”; (iii) the 64.1% increase in the revenue with “distribution of piped gas”, mainly due to the final court decision on the lawsuit filed by Compagas to exclude ICMS from the PIS/Pasep and Cofins tax base; and (iv) the positive result of R$99.2 million related to the fair value in the purchase and sale of energy of Copel Comercialização.

This growth was partally offset, in particular, by the 93.1% decrease in “results of sectorial financial assets and liabilities”, mainly due to the amortization of the amounts considered in the electricity sales to final customers after the tariff adjustment in June 2018 and the lower variation of balances created for the adjustment applied as of June 2019.

2.2 Operating Costs and Expenses

In 3Q19, operating costs and expenses decreased 11.4%, totaling R$3,340.6 million, mainly due to the 26.3% decrease in the cost with “electricity purchased for resale”, notably due to the lower Average PLD (R$214.13 in 3Q19 vs. R$494.37 in 3Q18) and Copel GeT’s energy allocation strategy, leading to lower costs with energy purchase in the short term, despite the worsening hydrological deficit, with GSF of 52.5% in 3Q19 vs. 59.4% in 3Q18.

Also noteworthy is the reversal of R$37.3 million in “provisions and reversals”, mainly due to the reversal of impairment of the Wind Complex Cutia, in the amount of R$179.9 million related to the business plan that, with the start of operation of the parks, now includes the contracts effectively signed in substitution of the initial estimates, as well as the improvement of the PLD projection and the sale price in the ACL, partially offset by (i) the impairment of R$ 81.0 million in telecommunications assets, caused by the revaluation of estimates for this segment, (ii) by the R$33.5 million in litigation, down 56.9% over 3Q18, mainly reflecting (a) the 63.0% decrease in labor disputes (R$15.4 million in 3Q19 vs. R$41.5 million in 3Q18), due to the lower provision and the reversal of R$14.2 million in the period, and (b) the revision of estimates for moral and material damages in processes involving tobacco growers, leading to a 33.3% decrease in the amount related to civil and administrative disputes (R$20.0 million in 3Q19 vs. R$30.0 million in 3Q18) and (iii) by the increase in allowance for loan losses (R$33.0 million in 3Q19 vs. R$13.9 million in 3Q18).

The item “charges of the main distribution and transmission grid” increased 48.3%, mainly due to the tariff increase and transmission infrastructure charges made available to new generation projects beginning in 2019 , in addition to the effect of the variation in costs related to the dispatch of thermal plants, with an impact on the System Services Charges - ESS.

PMSO costs (except estimated losses, provisions and reversals) increased by 9.3%, mainly due to the R$57.2 million record of losses on decommissioning and disposal of assets (mainly decommissioning of equipment infrastructure in Copel Telecom clients), impacting the “other operating costs and expenses” line.

Personnel and management costs remained virtually stable, despite the 63.8% increase in the provision for profit sharing (PLR) due to the improvement in the Company’s results. Neutralizing the effects of the profit-sharing, “P” would have decreased 3.8% YoY due to the reduction of 551 employees LTM, partially offset by the salary readjustment, according to the collective agreement, of 3.97% in October 2018. Also, we highlight the 7.2% and 1.2% decreases in expenses with materials and third-party services, respectively, even with the Company reducing its staff.

The following variations are also noteworthy:

(i)        36.6% increase in costs with depreciation and amortization due to the start of business operation of Colíder, Cutia and Baixo Iguaçu plants, as well as the higher volume of depreciation of telecommunications assets;

(ii)       18.4% increase in “natural gas and supplies for the gas business”, mainly due to the price variation of oil crate and the exchange rate change.

In 9M19, operating costs and expenses totaled R$9,370.7 million, down 1.9%. The main reasons for this variation are (i) the 12.5% decrease in the cost of “electricity purchased for resale”, mainly due to the lower average PLD (R$211.86 in 9M19 vs. R$330.75 in 9M18) and Copel GeT’s energy allocation strategy, resulting in lower costs with energy purchases in the short term; and (ii) a 38.9% decrease in losses from credit, provisions and reversals, basically due to the 44.8% decrease in provision for litigation, especially labor lawsuits, and the reversal of R$173.6 million in impairment of the Cutia Wind Complex, mainly related business plan that, with the start of operation of the parks, now includes the contracts effectively signed in substitution of the initial estimates, as well as the improvement of the PLD projection and the sale price in the ACL, partially mitigated by the R$81.0 million impairmant in telecom assets.

These effects were partially offset by (i) the R$184.8 million increase in “depreciation and amortization”, due to the start of operations of the Colíder, Baixo Iguaçu and Cutia plants, as well as the higher volume in the depreciation of telecommunication assets; (ii) the 52.2% increase in expenses with “natural gas and supplies for the gas business”, due to the price variation of oil crate, the exchange rate change and the 18.0% increase in the consumption of natural gas; and (iii) the 76.8% increase in “other operating costs and expenses”, mainly due to the R$55.1 million increase of losses with decommissioning and disposal of assets (mainly decommissioning of equipment infrastructure in Copel Telecom’s clients), in addition to the non-recurring effect of the reimbursement from suppliers of goods of Brisa Potiguar Wind Complex in 2Q18, totaling R$72.1 million. On the other hand, manageable costs, except estimated losses, provisions and reversals, were also affected by the 11.3% decrease in personnel and management costs, leading to a provision for incentive dismissals totaling R$89.5 million in 2018, which had no effect in 2019 due to the termination of the program and the reduction in the headcount, offset by the 3.97% increase of salaries in October 2018.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and jointly-controlled company, are presented in the table below.

2.4 EBITDA

In 3Q19, earnings before interest, taxes, depreciation, and amortization reached R$1,201.7 million, up 40.5% over the R$855.5 in 3Q18. This result is mainly explained by the non-recurring items referring to the net reversal of impairment provisions in the amount of R$102.6 million (related to generation and telecommunications assets), due to the final court decision on the lawsuit filed by Compagas to exclude ICMS from the PIS/Pasep and Cofins tax base, with an effect of R$100.9 million on operating revenue, and the positive result of R$82.8 million related to the fair value of the purchase and sale of Copel Commercialization, and write-offs and remeasurement of amounts arising from the deactivation of Copel Telecom assets (R$55.5 million).

Excluding non-recurring items, adjusted EBITDA would be of R$970.9 million, up 16.0% over 3Q18, mainly due to (i) the lower Average PLD (R$214.13 in 3Q19 vs. R$494.37 in 3Q18) and Copel GeT’s energy allocation strategy, leading to lower costs with energy purchase in the short term, despite the worsening hydrological deficit, with GSF of 52.5% in 3Q19 vs. 59.4% in 3Q18; (ii) the 1.6% growth in the grid market, Copel Dis’ tariff adjustment (11.63% increase in TUSD as of June 24, 2019), leading to the increased revenue with “use of the main distribution and transmission grid”; (iii) the 1.8% increase in the volume of energy sold to final consumers, highlighting the 8.4% increase of the industrial free market of Copel GeT and Copel Com - positively impacting “electricity sales to final customers” revenue; (iv) the revenues from the CCEAR agreements of Baixo Iguaçu, Colíder and Cutia, generating an increase in “electricity sales to distributors” revenues; and (v) the management of manageable costs, keeping them constant in nominal terms.

This growth was partially offset by the 75.2% decrease in equity income, mainly due to the re-measurement of Copel GeT's equity interests in transmission projects, resulting from the application of CPC 47 / IFRS 15, with a positive effect on 3Q18 in the amount of R$69.9 million.

Excluding the effects of the equity pickup, adjusted EBITDA would be of R$938.3 million in 3Q19, up 32.9% vs. R$706.0 million in 3Q18.

In 9M19, EBITDA increased by 30.9% YoY. Excluding non-recurring effects, adjusted EBITDA increased by 23.9%. Excluding the effect of the equity pickup, EBITDA would be 31.0% higher than in 9M18.

2.5 Financial Result

In 3Q19, the financial result was negative by R$134.3 million, compared to negative R$125.9 million in 3Q18. Financial revenues totaled R$162.1 million, down 12.2 % from the R$184.6 million recorded in 3Q18, mainly due to lower inflation in the period (IGP-DI of 0.0% in the 3Q19 compared to 2.9% in 3Q18) impacting the monetary variation on the CRC, partially offset mainly by the 56.8% growth in income from financial investments, as a result of the increase in cash and cash equivalents.

Financial expenses totaled R$296.5 million, 4.5% lower than 3Q18, mainly due to lower interest expenses and fines that impacted other financial expenses.

2.6 Consolidated Net Income

In 3Q19, Copel posted net income of R$613.5 million, 42.4% higher than the R$430.9 million reported in the same period of 2018.

The 9M19, net income was R$1,466.4 million, 28.4% higher than the R$1,142.1 million recorded in 9M18.

2.7 Consolidated Income Statement

R$'000

Income Statement	3Q19 (1)	2Q19 (2)	3Q18 (3)	Var.% (1/3)	9M19 (4)	9M18 (5)	Var.% (4/5)
OPERATING REVENUES	**4,253,721**	**3,682,137**	**4,309,126**	**(1.3)**	**11,831,864**	**11,263,637**	**5.0**
Electricity sales to final customers	1,497,452	1,529,761	1,451,002	3.2	4,658,238	4,070,111	14.4
Electricity sales to distributors	760,200	658,873	839,217	(9.4)	2,079,232	2,038,706	2.0
Use of the main distribution and transmission grid	1,036,578	906,786	953,294	8.7	2,991,691	2,601,807	15.0
Construction revenue	290,810	253,489	302,801	(4.0)	833,950	764,657	9.1
Fair value of assets from the indemnity for the concession	3,563	7,363	9,134	(61.0)	24,550	31,993	(23.3)
Revenues from telecommunications	90,570	91,642	94,204	(3.9)	285,559	270,311	5.6
Distribution of piped gas	293,068	192,491	164,763	77.9	650,971	396,681	64.1
Result of Sectorial financial assets and liabilities	151,908	(18,682)	429,306	- 64.6	65,719	948,671	(93.1)
Other operating revenues	129,572	60,414	65,405	98.1	241,954	140,700	72.0
OPERATING COSTS AND EXPENSES	**(3,340,594)**	**(2,987,049)**	**(3,772,081)**	**(11.4)**	**(9,370,662)**	**(9,556,566)**	**(1.9)**
Electricity purchased for resale	(1,701,179)	(1,242,934)	(2,309,229)	(26.3)	(4,353,839)	(4,977,110)	(12.5)
Charge of the main distribution and transmission grid	(318,744)	(329,002)	(214,935)	48.3	(942,987)	(839,214)	12.4
Personnel and management	(288,511)	(292,699)	(288,043)	0.2	(865,795)	(976,251)	(11.3)
Pension and healthcare plans	(59,349)	(58,731)	(59,396)	(0.1)	(177,589)	(179,856)	(1.3)
Materials and supplies	(21,881)	(20,597)	(23,576)	(7.2)	(60,138)	(60,361)	(0.4)
Materials and supplies for power eletricity	(798)	(777)	(639)	24.9	(2,343)	(18,975)	(87.7)
Natural gas and supplies for the gas business	(153,364)	(152,144)	(129,495)	18.4	(439,637)	(288,931)	52.2
Third-party services	(139,579)	(148,904)	(141,213)	(1.2)	(427,681)	(421,710)	1.4
Depreciation and amortization	(255,990)	(260,615)	(187,384)	36.6	(739,377)	(554,548)	33.3
Provisions and reversals	37,270	(100,531)	(55,811)	-	(165,798)	(271,496)	(38.9)
Construction cost	(284,254)	(252,972)	(267,494)	6.3	(803,323)	(746,315)	7.6
Other cost and expenses	(154,215)	(127,143)	(94,866)	62.6	(392,155)	(221,799)	76.8
EQUITY IN EARNINGS OF SUBSIDIARIES	**32,537**	**(8,690)**	**131,026**	**(75.2)**	**40,232**	**213,922**	**(81.2)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**945,664**	**686,398**	**668,071**	**41.6**	**2,501,434**	**1,920,993**	**30.2**
FINANCIAL RESULTS	**(134,347)**	**(127,743)**	**(125,886)**	**6.7**	**(360,303)**	**(300,464)**	**19.9**
Financial income	162,131	181,307	184,565	(12.2)	550,082	644,943	(14.7)
Financial expenses	(296,478)	(309,050)	(310,451)	(4.5)	(910,385)	(945,407)	(3.7)
OPERATIONAL EXPENSES/ INCOME	**811,317**	**558,655**	**542,185**	**49.6**	**2,141,131**	**1,620,529**	**32.1**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(197,806)**	**(211,714)**	**(111,312)**	**77.7**	**(674,717)**	**(478,461)**	**41.0**
Income tax and social contribution on profit	(21,442)	(160,283)	(201,875)	(89.4)	(471,541)	(643,252)	(26.7)
Deferred income tax and social contribution on profit	(176,364)	(51,431)	90,563	-	(203,176)	164,791	-
NET INCOME (LOSS)	**613,511**	**346,941**	**430,873**	**42.4**	**1,466,414**	**1,142,068**	**28.4**
Attributed to controlling shareholders	571,663	349,328	424,659	34.6	1,418,982	1,123,156	26.3
Attributed to non-controlling interest	41,848	(2,387)	6,214	573.4	47,432	18,912	150.8
EBITDA	**1,201,654**	**947,013**	**855,455**	**40.5**	**3,240,811**	**2,475,541**	**30.9**

3. Main Accounts and Balance Sheet Changes

The main accounts and changes in the Balance Sheet in relation to December 2018 are described below. Additional information can be found in the Notes to our Quarterly Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On September 30, 2019, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$2,288.2 million, 0.4% lower than the R$2,292.7 million recorded in December 2018. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. These investments are remunerated between 73% and 100.8% of the variation rate of the Interbank Deposit Certificate (CDI).

CRC Transferred to the State of Paraná

Through the fourth amendment to the CRC Account Agreement signed on January 21, 2005, the Company renegotiated the recoverable rate deficit account or CRC Account balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, to be paid in 244 monthly installments recalculated by the “price” amortization system, adjusted for IGP-DI, plus interest at 6.65% per year. The first installment was due on January 30, 2005, with subsequent and consecutive due dates.

The Company's management and the State of Paraná formalized the fifth amendment to the agreement on October 31, 2017. The State of Paraná has been strictly meeting the payments under contracted conditions, 67 monthly installments remaining. The balance of the CRC Account, on September 30, is R$1,360.2 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On September 30, 2019, the Company had a net asset of R$601.1 million. More detail in our Quarterly Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution, and distribution of natural gas activities. The amounts refer to (i) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$639.1 million), (ii) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs until the expiration of the concession (R$811.5 million), (iii) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$741.3 million) and (iv) the gas distribution concession agreement - Compagas (R$319.4 million) and (v) to the electricity generation concession contract due to the expiration of the concessions of HPP GPS and HPP Mourão I (R$67.6 million). As of September 30, 2019, the balance of the account totaled R$2,578.9 million. More details in our Quarterly Information (Note 10).

Contract Assets

CPC 47/IFRS 15 came into effect on January 1, 2018 and brought the concept of “contract assets” referring to the right to consideration conditioned to the compliance with obligations to operate and maintain infrastructure, rather than passage of time only (concept of “financial asset”). Consequently, the Company changed the classification of assets related to the concession of electric power distribution and transmission, and distribution of piped gas services into contract assets. The construction works for the distribution of electric power and piped gas are now classified as contract assets during the construction period (reclassification from ongoing intangible assets into contract assets). The Company also changed the classification to contract assets of RBSE assets ratified for consideration after the first Permitted Annual Revenue - APR cycle, which started in July 2017.

On September 30, 2019, the account balance totaled R$3,895.3 million. More details in our Quarterly Information (Note 11).

Investments, Property, Plant and Equipment and Intangible Assets

The balance in ‘investments’ increased by 2.4% by September 30, 2019, mainly due to the equity accounting and the contributions recorded in the period.

The "property, plant and equipment" account decreased 0.7% due to write-offs related to Copel Telecom's fixed assets.

 The "intangible" account, on the other hand, showed an increase of 3.7% due to the investments in new assets made in the period.

Right-of-use assets

With the adoption of CPC 06 (R2) / IFRS 16, the company recognized the right-of-use asset. The pronouncement replaces CPC 06 (R1) / IAS 17 - Leases, as well as related interpretations (ICPC 03 / IFRIC 4, SIC 15 and SIC 27). The adoption of the new standard eliminates the accounting of operating lease for the lessee, presenting a single lease model consisting of initially recognizing all leases in assets and liabilities at present value and recognizing the depreciation of the right-of-use asset and the interest of the lease separately in the result. As of September 30, 2019, the balance of the account totaled R$101.8 million. More details in our Quarterly Information (Note 28).

3.2 Balance Sheet – Assets

3.3 Debt

Gross Debt

Copel's total consolidated debt amounted to R$10,938.2 million on September 30, 2019, an decrease of 5.4% compared to the R$11,565.4 million recorded on December 31, 2018. This decrease reflects, mainly, the amortization of the period.

On September 30, 2019, Copel’s gross debt represented 61.5% of consolidated shareholders’ equity, which at the end of the period was R$17,793.6 million, equivalent to R$65.02 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

Loans, financing and debentures maturities are presented below:

Endorsements and Guarantees

Until September 30th, 2019, the Company had R$1,013.4 million in guarantees and endorsements, as shown below.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

Accounts Payable related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses (those that are not provisioned in the balance sheet), as estimated by the Company and its controlled companies at the end of September 2019, totaled R$2,990.2 million, 2.0% lower than amount registered in December 2018 (R$3,052.7 million), distributed in lawsuits of the following natures: civil (R$1,248.8 million), regulatory (R$832.9 million), fiscal (R$597.0 million), labor (R$294.7 million) and employee benefits (R$16.9 million).

3.4 Balance Sheet – Liabilities

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão (Consolidated Result)

Copel GeT posted an EBITDA of R$724.7 million in 3Q19, up 47.2% vs. the R$492.2 million in 3Q18. This performance mainly reflects (i) the 64.9% decrease in the cost of “electricity purchased for resale”, basically due to the 56.7% YoY decrease in the average PLD (R$214.13/MWh in 3Q19 vs R$494.37/MWh in 3Q18); (ii) the positive impact of the R$183.5 million reversal of impairment in the period (vs. R$38.1 million in 3Q18), of which R$179.9 million refers to the revision business plan that, with the start of operation of the parks, now includes the contracts effectively signed in substitution of the initial estimates, as well as the improvement of the PLD projection and the sale price in the ACL, (iii) the 14.4% increase in revenues with “electricity sales to distributors”, due to the revenues from CCEAR contracts of Baixo Iguaçu, Colíder, and Cutia; and (iv) the 16.3% positive variation in grid availability (TUST), affected by the adjustment applied to RAPs as of July 1, 2019, with an average positive effect of 1.55% (vs. -5.5% applied in July 2018) and the start of operations of new transmission assets.

This growth was partially offset by (i) the 77.4% decrease in equity pickup in the period, mainly due to the remeasurement of Copel GeT’s equity interests in transmission projects, resulting from the application of CPC 47/IFRS 15, with a positive effect of R$69.9 million; (ii) the reduction of 79.2% in “other operating revenues” (R$6.6 million in 3Q19 vs. R$31.7 million in 3Q18), basically related to the decrease in revenues from engineering services due to the conclusion of the engineering contract of the owner of Baixo Iguaçu HPP; and (iii) the 19.5% increase in “charge of the main distribution and transmission grid”, mainly due to the higher expenses with charges for the use of the system by the new generation and transmission projects.

Manageable costs, except for estimated losses, provisions and reversals, increased only by 1.7% in 3Q19, basically reflecting the 24.7% growth in “other operating costs and expenses”, with insurance, advertising and other expenses, partially offset by decreases of 17.2% in material costs, 6.8% in outsourced services and 0.4% in personnel and management. Specifically, regarding personnel costs, it should be noted that this line remained nearly stable (even with the 3.97% salary adjustment applied in October 2018 and the increase in profit sharing due to the improved performance of the Company), reflecting the cut of 114 employees in the last 12 months.

Excluding the extraordinary effects listed below, Copel GeT’s Adjusted EBITDA increased by 18.4% in 3Q18. Excluding the effects of the equity pickup, adjusted EBITDA would be of R$512.6 million in 3Q19, up 55.0% vs. R$330.7 million in 3Q18.

In the third quarter of 2019, Copel GeT posted a net income of R$386.7 million, up 43.6% vs. the R$269.4 million in 3Q18.

In the first nine months of 2019, Copel GeT registered an operating revenue of R$2,928.9 million, up 7.8% YoY, while operating costs and expenses had a 13.2% decrease, totaling R$1,404.9 million in the period. Net income reached R$840.1 million and EBITDA totaled R$1,932.8 million, an increase of 14.9% and 23.7%, respectively, year-on-year.

The EBITDA growth in 9M19 was due to (i) the 15.1% increase in revenues with “electricity sales to distributors”, mainly due to the revenues from CCEAR contracts of Baixo Iguaçu, Colíder, and Cutia; (ii) the 64.5% decrease in the cost of “electricity purchased for resale”, basically due to the 35.9% YoY decrease in the average PLD (R$211.86/MWh in 9M19 and R$330.75/MWh in 9M18); (iii) the positive impact of the R$162.7 million reversal of impairment in the period (vs. R$50.1 million in 9M18), mainly related to assets of wind generation; and (iv) the 11.8% decrease in “personnel and management”, due to the R$28.3 million provision for the PDI in 1Q18, and the cut of 114 employees in the last 12 months. This growth was partially offset by the R$185.4 million in “other operating costs and expenses” (vs. R$79.0 million in 9M18), mainly due to the non-recurring effect of the refund from suppliers of assets of the Brisa Potiguar Wind Complex in 2Q18, totaling R$72.1 million.

4.2 Copel Distribuição

Copel Distribuição had an EBITDA of R$331.1 million in 3Q19, up 26.9% over the R$261.0 million verified in 3Q18. This result is mainly due to (i) 1.6% growth in grid market that, in line with the tariff adjustment as of June 24, 2019, which readjusted TUSD by 11.63%, which, led to the 10.6% increase in “use of the main distribution and transmission grid”; (ii) the lower balance in provisions and reversals (R$39.7 million in 3Q19 vs. R$67.4 million in 3Q18), mainly due to the decrease in labor proceedings and employee benefits (R$10.0 million in 3Q19 vs. R$29.6 million in 3Q18) and the reversal of civil lawsuits (mainly due to the revision of the estimates for moral and material damages in lawsuits involving tobacco growers), partially offset by the higher provisions for doubtful debts (R$27.3 million in 3Q19 vs. R$13.4 million in 3Q18).

In addition, manageable costs, except provisions and reversals, increased 3.5% over 3Q18, basically due to the 40.3% increase in maintenance of the electric energy system and 27.9% increase in customer service, affecting “third party services”. In “personnel and management”, despite the 3.97% salary increase applied in October 2018 and the 55.4% increase in “profit-sharing”, due to the improvement in results, there was still a 0.3% decrease, due to the cut of 368 employees in the last 12 months. Neutralizing the effect of the profit-sharing, personnel and management cost decreased by 4.5% in 3Q19.

The following variations are also noteworthy:

(i)        72.5% increase in “charges of the main distribution and transmission grid”, mainly due to the tariff increase and the increase in charges on transmission infrastructure made available to new generation projects beginning in 2019, in addition to the effect of the cost variation related to the dispatch of heat plants, impacting the System Services Charges - ESS;

(ii)       23.5% decrease in “electricity sales to final customers”, due to the lower average PLD in the period (R$214.13/MWh in 3Q19 and R$494.37/MWh in 3Q18);

(iii)      1.0% increase in the “electricity sales to final customers” line, mainly due to the energy tariff adjustment, valid since June 24, 2019, offset by a more significant reduction in CDE (Energy and ACR) and Tariff Flags charges;

(iv)      “result of sectorial financial assets and liabilities” totaled R$151.9 million, down 64.6% vs. R$429.3 million in 3Q18), mainly due to the amortization of the amounts considered in the supply revenue and the lower variation of balances created for the adjustment applied as of June 24, 2019;

(v)      revenue of approximately R$9.9 million in 3Q19 through the Night Rural Tariff Program of the Government of the State of Paraná, regulated by Decree No. 1,288 of April 30, 2019.

Net income was of R$163.7 million in 3Q19, up 30.6% vs. R$125.4 million YoY.

In 9M19, Copel Distribuição had an EBITDA of R$948.0 million, up 52.0% over 9M18, mainly due to: (i) the 14.7% increase in “use of the main distribution and transmission grid”, mainly due to the TUSD adjustments (16.42% on June 24, 2018 and 11.63% as of June 24, 2019), and the 2.9% growth in the grid market in the period; (ii) lower balance in provisions and reversals with R$196.7 million in 9M19 vs. R$238.1 million in 9M18, mainly due to the decrease of labor and civil lawsuits, basically due to non-recurring provision for collective labor lawsuits in 9M18 and the reversal generated by the revision of estimates for moral and material damages in lawsuits involving tobacco growers, partially offset by the higher provisions for doubtful debts (R$96.4 million in 3Q19 vs. R$55.4 million in 3Q18), mainly due to the non-payment rate of large clients; and (iii) year-to-date revenues of approximately R$30.1 million related to the Night Rural Tariff Program of the Government of the State of Paraná, regulated by Decree No. 1,288 of April 30, 2019.

There were no extraordinary events to be adjusted in 3Q19 EBITDA (R$331.1 million), up 17.6% vs. R$281.5 million of Adjusted EBITDA in 3Q18. Year-to-date, EBITDA reached R$948.0 million in 9M19, also without extraordinary effects in the period, up 25.2% vs. R$757.2 million of adjusted EBITDA in 9M18.

4.3 Copel Telecomunicações

Copel Telecom had a negative EBITDA of R$87.5 million in 3Q19, vs. a positive R$43.9 million in 3Q18, mainly due to the recognition of impairment, in the amount of R$81.0 million, and write-offs and remeasurement of amounts arising from the deactivation of telecommunications assets, in the amount of R$55.5 million, recorded in “other operating costs and expenses”.

Excluding this effect, Copel Telecom's adjusted EBITDA would have increased by 11.6% over 3Q18, mainly due to the reduction in personnel costs.

Personnel and management accounts totaled R$14.8 million in 3Q19, a 14.5% decrease over 3Q18, reflecting the salary policy applied by the company and the Voluntary Redundancy Program (PDI) ended December 2018 reduction of 63 employees in the last 12 months.

Net operating revenue in 3Q19 reached R$102.2 million, down 1.2% over 3Q18, mainly explained by the 0.9% decrease in telecommunications revenues due to the decreased number of telecommunications customers in retail. The quarter’s result is a loss of R$75.9 million.

The following table presents the main indicators of Copel Telecom.

In 9M 2019, net operating revenues increased by 1.1% YoY, mainly due to the increase in the customer base, partially offset by impairment, in the amount of R$81.0 million, and the write-offs and remeasurement of amounts resulting from the deactivation of telecommunications assets, in the amount of R$85.4 million, recorded in “other operating costs and expenses”. Also noteworthy was the reduction in personnel and management expenses (R$47.8 million in 9M19 against R$70.2 million in 9M18) and in the social security and assistance plan account (R$8.5 million in 9M19 compared to R$10.6 million in 9M18), as a result of the internal restructuring process and the PDI finalized in December 2018.

4.4 Copel Comercialização (Copel Energia)

Copel Energia reported an EBITDA of R$82.2 million in 3Q19, significantly higher than the R$11.3 million in 3Q18, mainly due to the positive result of R$82.8 million in the calculation of fair value on purchase and sale of energy (Mark-to-market), especially the energy hired at the auction held on September 20, 2019, in which Copel Energia acquired on average 127.9 MW.

It should also be noted the 26.3% increase in revenues from “electricity sales to final customers”, reflecting the 28.6% increase in the volume of energy sold to free consumers, offset by the 6.3% increase in “electric energy purchased for resale”, due to the increase in demand for energy, and the 4.7% decrease in revenues from “electric energy supply”, mainly due to the lower volume of energy sold to group companies.

Excluding the effect of fair value on the purchase and sale of energy, EBITDA would have been negative by R$0.6 million, compared to positive R$11.3 million in 3Q18.

In 9M19, Copel Energia reported an EBITDA of R$105.8 million, compared to a negative R$4.9 million in 3Q18, explained by the effect of R$99.2 million on the calculation of fair value in the purchase and sale of energy and the 33.6% increase in the volume of energy sold.

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies in 9M19 is shown in the following table:

5. Investment Program

The following chart shows the investment program carried out in 3Q19 and scheduled for 2019:

R$ million

Subsidiary / SPC	Carried 9M19	Carried 3Q19	Scheduled[1] 2019	Scheduled 2020
Copel Geração e Transmissão	**600.4**	**136.8**	**977.5**	**865.2**
HPP Colíder	137.9	4.4	59.3	80.5
HPP Baixo Iguaçu[2]	10.0	4.4	18.1	25.8
TL Curitiba Leste-Blumenau	110.7	39.5	196.1	125.5
TL Ibiporã-Londrina (Contract 060/2001)	-	-	0.0	58.5
Substation Bateias	0.1	-	11.3	6.5
Mata da Santa Genebra Transmissão[2]	65.1	25.0	133.0	39.5
SHP Bela Vista	34.1	29.6	113.6	118.6
SPC Uirapuru	133.6	-	133.0	0.5
UEG Araucária	22.5	10.1	38.7	56.3
Cutia Empreendimentos Eólicos	42.5	8.0	59.2	13.0
Jandaíra Wind Complex	-	-	0.0	38.7
Others	44.0	15.8	215.2	301.9
Modernization HPP GBM-Foz de Areia	12.3	7.2	47.7	35.2
Modernization TPP Figueira	9.7	0.3	10.3	6.1
Copel Brisa Portiguar and São Bento Energia	3.2	1.8	7.2	21.2
Other projects	**18.8**	**6.5**	150.0	239.4
Copel Distribuição	**640.7**	**230.0**	**835.0**	**1,073.8**
Copel Telecomunicações	**124.7**	**28.8**	**290.2**	**123.9**
Copel Comercialização	**-**	**-**	**0.7**	**2.4**
Holding	**0.2**	**0.2**	**1.3**	**2.6**
Other[2,3]	**7.5**	**3.4**	**18.0**	**19.3**
Total	**1,373.5**	**399.2**	**2,122.7**	**2,087.2**

[1] Capital budget originally approved by the Board of Directors at the 184th Ordinary Meeting of the Board of Directors (ROCAD), being updated at the 193rd ROCAD, the increase of R$77.6 million to the amount originally planned for SPC Mata de Santa Geneva Transmission and, at 196th ROCAD, increase to the amount originally forecast for UEGA. For HPP Colíder considered a provision of R$126 million at the time of unitization. Does not consider appropriation of own labor, charges and others.

[2] Refers to Copel's shareholding stake in the enterprise.

[3] Includes SPC Paraná Gás, SPC Dois Saltos, SPC Voltália and UEGA - 20%

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 4,667 GWh in 3Q19, a reduction of 1.2%, mainly as a result of lower consumption in the industrial class.

The following table illustrates captive market behavior according to customer segment.

For more details visit the Notice to the Market - IR 25/19 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, adjusted by removing consumers connected at 230 kV from the basis of comparison1, increased by 1.6% in terms of energy consumption in 3Q19, as illustrated in the following table:

The result was mainly due to the 6.6% growth in free market consumption in 3Q19, as a result of the increase in Paraná's industrial production - growth of 5.0% and 2.3% in July and August 2019, respectively. The sectors that contributed the most to the increase in energy consumption were food manufacturing, motor vehicles, trailers and bodywork manufacturing, and chemical manufacturing.

1 According to Aneel’s Normative Resolution no. 722/2016, consumers connected at 230kV voltage level must be part of the Basic Grid. The migration of these customers does not imply a reduction in revenue for the remuneration of the Distributor.

6.3 Electricity Sales

Copel’s electricity supply —the volume of energy sold to final customers, which comprises sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização — increased by 1.8% between July and September 2019.

The breakdown of energy sales by segment is illustrated below:

6.4 Total Energy Sold2

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização totaled 12,806 GWh in the third quarter of 2019, an increase of 12.0%.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização:

2 This item may presents a different balance to what was published in the Notice to the Market 18/19, as a result of CCEE's re-balances.

Number of Customers / Agreements			Energy Sold (GWh)					
	Sep-19	Sep-18	Var. %	3Q19	3Q18	Var. %	9M19	9M18	Var. %
Copel DIS									
Captive Market	4,693,981	4,612,383	1.8	4,667	4,723	(1.2)	14,748	14,702	0.3
Concessionaries and Licensees	2	2	-	17	59	(71.2)	145	222	(34.7)
CCEE (Assigments MCSD EN)	-	-	-	304	390	(22.1)	751	1,029	(27.0)
CCEE (MVE)	19	-	-	276	-	-	358	-	-
CCEE (MCP)	-	-	-	477	449	6.2	1,291	764	69.0
Total Copel DIS	**4,694,002**	**4,612,385**	**1.8**	**5,741**	**5,621**	**2.1**	**17,293**	**16,717**	**3.4**
Copel GeT									
CCEAR (Copel DIS)	3	1	200.0	30	21	42.9	91	64	42.2
CCEAR (other concessionaries)	101	37	173.0	558	206	170.9	1,646	619	165.9
Free Customers	50	52	(3.8)	1,081	1,071	0.9	3,084	2,941	4.9
Bilateral Agreements (Copel Comercialização)	17	7	142.9	1,405	269	422.3	3,757	1,631	130.3
Bilateral Agreements [1]	38	50	(24.0)	1,038	2,071	(49.9)	2,765	4,801	(42.4)
CCEE (MCP) [2]	-	-	-	-	-	-	629	845	(25.6)
Total Copel GeT	**209**	**147**	**42.2**	**4,112**	**3,638**	**13.0**	**11,972**	**10,901**	**9.8**
Wind Farms Complex									
CCEAR (Copel DIS)	6	-	-	8	-	-	23	-	-
CCEAR (other concessionaries)	328	112	192.9	325	211	54.0	964	627	53.7
CER	10	3	233.3	231	79	192.4	686	256	168.0
Total Wind Farm Complex	**344**	**115**	**199.1**	**564**	**290**	**94.5**	**1,673**	**883**	**89.5**
Copel Comercialização									
Free Customers	400	290	37.9	710	552	28.6	1,991	1,496	33.1
Bilateral Agreements (Group Companies)	1	1	-	155	180	(13.9)	216	180	20.0
Bilateral Agreements	127	99	28.3	1,506	1,153	30.6	4,037	3,022	33.6
CCEE (MCP) [2]	-	-	-	18	-	-	43	9	377.8
Total Copel Comercialização	**528**	**390**	**35.4**	**2,389**	**1,885**	**26.7**	**6,287**	**4,707**	**33.6**
Total Copel Consolidated	**4,695,083**	**4,613,037**	**1.8**	**12,806**	**11,434**	**12.0**	**37,225**	**33,208**	**12.1**

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

[1] Includes Short Term Sales Agreements.

[2] Assured Power allocated in the period, after impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

6.5 Energy Flow

Energy Flow – Copel Dis

GWh

Energy Flow - Copel Dis	3Q19	3Q18	Var. %	9M19	9M18	Var. %
Itaipu	1,386	1,444	(4.0)	4,145	4,284	(3.2)
CCEAR – Group Companies	37	21	76.2	114	64	78.1
CCEAR – Other	3,123	2,669	17.0	9,209	7,933	16.1
CCEE (MCP)	-	-	-	-	18	-
Angra	246	254	(3.1)	734	755	(2.8)
CCGF	1,564	1,611	(2.9)	4,681	4,877	(4.0)
Proinfa	123	125	(1.6)	349	358	(2.5)
Elejor S.A	-	299	-	364	887	(59.0)
Available Power	**6,479**	**6,423**	**0.9**	**19,596**	**19,176**	**2.2**
Captive market	4,667	4,723	(1.2)	14,748	14,702	0.3
Concessionaries[1]	17	54	(68.5)	146	169	(13.6)
Electricity sales to distributor CCEE[2]	-	5	-	-	53	-
Assignments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN[3]	304	390	(22.1)	751	1,029	(27.0)
CCEE (MVE)[4]	276	-	-	358	-	-
CCEE (MCP)	477	449	6.2	1,291	764	69.0
Losses and differences	738	802	(8.0)	2,302	2,459	(6.4)
Basic network losses	92	101	(8.9)	348	336	3.6
Distribution losses	570	629	(9.4)	1,713	1,906	(10.1)
CG contract allocation	76	72	5.6	241	217	11.1

[1] Eletricity sales to concessionaries with own market of less than 500GWh / year
[2] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[3] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
[4] CCEE (MVE) - Financial settlemen of energy to the free market through the Surplus Selling Mechanism.

Energy Flow – Copel GeT

Energy Flow – Wind Farms

GWh

Energy Flow - São Bento Energia	3Q19	3Q18	Var. %	9M19	9M18	Var. %
Own Generation	76	124	(38.7)	135	270	(50.0)
Total Available Power	76	124	(38.7)	135	270	(50.0)
CCEAR – Other	97	96	1.0	286	285	0.4
Losses and differences	(21)	28	(175.0)	(151)	(15)	906.7

GWh

Energy Flow - Brisa Potiguar	3Q19	3Q18	Var. %	9M19	9M18	Var. %
Own Generation	202	261	(22.6)	453	520	(12.9)
Total Available Power	202	261	(22.6)	453	520	(12.9)
CCEAR – Other	115	115	-	342	342	-
CER	73	79	(7.6)	218	256	(14.8)
Losses and differences	14	67	(79.1)	(107)	(78)	37.2

GWh

Energy Flow - Brisa Potiguar	3Q19	3Q18	Var. %	9M19	9M18	Var. %
Own Generation	209	-	-	413	-	-
Total Available Power	209	-	-	413	-	-
CER	158	-	-	468	-	-
Losses and differences	51	-	-	(55)	-	-

GWh

Energy Flow - Brisa Potiguar	3Q19	3Q18	Var. %	9M19	9M18	Var. %
Own Generation	161	0	-	270	-	-
CCEAL - recomposição	0	-	-	61	-	-
Total Available Power	161	-	-	331	-	-
CCEAR – COPEL Distribuição	8	-	-	23	-	-
CCEAR – Other	113	-	-	336	-	-
Losses and differences	40	-	-	(28)	-	-

Energy Flow – Copel Comercialização

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh

Tariff*	Amount Average MW	Set/19 (1)	Jun/19 (2)	Set/18 (3)	Var. % (1/2)	Var. % (1/3)
Itaipu [1]	594	273.11	271.43	250.30	0.6	9.1
Auction – CCEAR 2010 – H30	70	235.71	227.65	224.80	3.5	4.9
Auction – CCEAR 2010 – T15 [2]	60	152.79	165.61	215.85	(7.7)	(29.2)
Auction – CCEAR 2011 – H30	58	242.98	234.68	232.02	3.5	4.7
Auction – CCEAR 2011 – T15 [2]	54	199.58	192.82	342.78	3.5	(41.8)
Auction – CCEAR 2012 – T15 [2]	108	249.04	168.03	320.91	48.2	(22.4)
Auction – CCEAR 2014 - 2019 [3]	109	164.05	164.05	499.74	0.0	(67.2)
Auction – CCEAR 2014 - 2019 [4]	-	-	-	-	-	-
Auction 2016 - T20[2]	26	164.90	163.65	161.30	0.8	2.2
Angra	111	256.76	256.76	251.45	0.0	2.1
CCGF [5]	713	106.37	103.47	99.17	2.8	7.3
Santo Antônio	137	150.84	145.69	143.84	3.5	4.9
Jirau	229	132.72	128.19	126.51	3.5	4.9
Others Auctions [6]	324	191.03	179.43	278.14	6.5	(31.3)
Bilaterals	-	-	-	245.06	-	-
Total / Tariff Average Supply	**2,592**	**184.78**	**178.64**	**207.19**	**3.4**	**(10.8)**

[1] Furnas transport charge not included.

[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.

[3] Energy Agreements.

[4] Capacity Agreements.

[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.

[6] Products average price, without PROINFA.

With PIS/COFINS.

Sales to Final Customers Average Tariff Copel Distribuição

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$10,800.0 million, consisting of 273,655 thousand shares, with no par value. In September 2019, the Company's capital was represented as follows:

Common
58.6%
0.2%
13.7%
1.1%
26.4%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

Preferred
21.2%
0.2%
78.6%
BNDESPAR
Free Floating
Other

Total
0.2%
31.0%
44.2%
0.6%
24.0%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

7.2 Stock Performance

From January to September 2019, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3).

The free float accounted for 68.9% of the Company’s capital. At the end of September 2019, the market value of Copel considering the prices of all markets was R$13,796.9 million.

Copel also accounted for 5.2% of the B3’s Electric Power Index (IEE).

In the Corporate Sustainability Index (Ise), Copel class B preferred shares accounted for 1.3%.

On the B3, Copel’s common closed the period at R$51.10, with a positive variation of 71.5%. The PNB shares (CPLE6) closed the period at R$49.61, with a positive variation of 62.4%. In the same period the Ibovespa had positive change of 19.2%.

On the New York Stock Exchange (Nyse), ), common shares, represented by American Receipts Shares (ADRs), were traded at Level 1, under the ticker ELPVY, in 70% of the trading sessions and closed the period at US$12.14, with a positive variation of 57.4%. The class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$12.01, with a positive variation of 53.38%. Over this period, the Dow Jones Index positive by 15.4%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 21% of the trading sessions and closed the period at €11.10, with a positive variation of 55.2%. In the same period the Latibex All Shares index was positive of 7.6%.

The table below summarizes Copel’s share prices in 3Q19.

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$ (gross)	R$ per Share		
					Common	Preferred "A"	Preferred "B"
Total	**2011**			**421,091**	**1.46833**	**2.52507**	**1.61546**
IOC[1]	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	**2012**			**268,554**	**0.93527**	**2.52507**	**1.02889**
IOC[1]	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	**2013**			**560,537**	**1.95572**	**2.52507**	**2.15165**
IOC[1]	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends[1]	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	**2014**			**622,523**	**2.17236**	**2.52507**	**2.39000**
IOC[1]	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends[1]	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	**2015**			**326,795**	**1.13716**	**2.52507**	**1.25473**
IOC	2015	04/28/16	06/15/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/15/16	128,795	0.44968	0.41996	0.49451
Total	**2016**			**506,213**	**1.76466**	**2.89050**	**1.94342**
IOC	2016	04/28/17	06/30/17	282,947	0.98539	2.89050	1.08410
Dividends	2016	04/28/17	12/28/2017	223,266	0.77927	-	0.85932
Total	**2017**			**289,401**	**1.00801**	**2.89050**	**1.10883**
IOC	2017	12/13/17	08/14/18	266,000	0.92624	2.89050	1.01887
Dividends	2017	06/15/18	08/14/18	23,401	0.08177	-	0.08996
Total	**2018**			**378,542**	**1.31950**	**2.89050**	**1.45151**
IOC	2018	12/12/18	06/28/19	280,000	0.97515	2.89050	1.07270
Dividends	2018	04/29/19	06/28/19	98,542	0.34435	-	0.37881

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information about Copel GeT’s power generating facilities and the power output in the nine first months of 2019.

On March 24, 2017 Copel GeT filed a notice of intention with Aneel to extend the concession agreement of the TPP Figueira, noting, however, that it will only sign the necessary agreements and/or amendments after learning and accepting the terms and the rules that will govern to the extension of the grant.

In addition, Copel GeT operates one plant under the quota system, as shown below:

Copel was designated as the provisional operator of the Rio dos Patos plant (1.7 MW of installed capacity and assured power of 1MW average) after the expiration of the concession. However, its operation was suspended in September 2014 due to flood damage in June of that year.

On July 5, 2018, Aneel extinguished through Authorizing Resolution No. 7.050, the concession of the plant without the reversion of the assets to the granting authority, considered unfit for service, the assets were made freely available to Copel GeT, who is responsible for demobilization and occasional disposal of the assets.

On December 11, 2018, the Company entered into a purchase and sale agreement with Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. regardin the remaining assets of the extinguished Rio dos Patos plant, under the terms of Aneel’s Authorizing Resolution No. 7050 of June 5, 2018.

Wind Farms

Copel has 24 wind farms in operation divided into the São Bento Energia, Copel Brisa Potiguar and Cutia Wind Complexes. In 9M19, these 24 wind farms generated 675.2 GWh of energy, as shown in the following table:

Copel's largest wind complex, called Cutia Empreendimentos Eólicos, comprised of 13 projects divided into two large complexes (Cutia and Bento Miguel) with a total installed capacity of 312.9 MW, started operations in 2018. On September 20, 2019, according to Aneel Order No. 2,593 / 2019, the last three non-operational generating units of the Maria Helena S.A. Wind Power Plant were released for commercial operation, adding 6.3 MW of installed capacity to the Cutia Wind Complex. As a result, 100% of the 149 wind turbines are in commercial operation.

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, out of which 599.0 MW refer to Copel´s stake, as shown below:

Company	Installed Capacity (MW)	Assured Power (Average MW)	Partners	PPA signed with	Concession Expires
TPP Araucária [1] (UEG Araucária)	484.2	267.0	COPEL - 20.2% COPEL GeT - 60.8% Petrobras - 19.2%	[2]	12.22.2029
HPP Santa Clara (Elejor)	120.2	69.2	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	05.28.2037
SHP Santa Clara I (Elejor)	3.6	2.8	COPEL - 70% Paineira Participações - 30%	Free customers	12.18.2032
HPP Fundão (Elejor)	120.2	63.8	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	05.28.2037
SHP Fundão I (Elejor)	2.5	2.1	COPEL - 70% Paineira Participações - 30%	Free customers	12.18.2032
HPP Dona Francisca (DFESA)	125.0	75.9	COPEL - 23.03% Gerdau - 51.82% Celesc - 23.03% Statkraft - 2.12%	COPEL Gerdau Celesc Statkraft	08.27.2033
SHP Arturo Andreoli (Foz do Chopim)	29.1	20.4	COPEL GeT - 35.77% Silea Participações - 64.23%	Free customers	04.23.2030

[1] At the Meeting of Shareholders of UEGA, held on October 3, 1919, Petrobras opted not to make the capital contributions corresponding to its shareholding in the venture and, consequently, dilute its stake, in view of the advance for future capital increase for UEGA, in the amount R$29.9 million, previously realized by Copel Holding and Copel GeT in proportion to their interests. Accordingly, the shareholding composition of the venture was as follows: COPEL - 20.2%; COPEL GeT - 60.6%; Petrobras - 19.2%.

[2] Since February 1, 2014, the plant's operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind complex, in the State of Rio Grande do Norte. The energy output of the enterprise was sold in the Fourth Reserve Energy Auction under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

Under Construction

Copel Geração e Transmissão

Copel GeT is completing the construction of the last generating unit (of a total of three units) of the Colíder Hydroelectric Power Plant, as detailed in the sequence.

In addition to HPP Colíder, in August 2018 Copel was granted the right to build SHP Bela Vista with 29 MW of installed capacity.

Colíder Hydroelectric Power Plant

On July 30, 2010, under Aneel New Energy Auction No. 003/2010, Copel GeT was awarded the concession to operate HPP Colíder for a term of 35 years, as of January 17, 2011, the signing date of the MME - HPP Colíder Concession Agreement No. 001/11.

The project is comprised of a main power house with an installed capacity of 300 MW, enough to meet the energy needs of around 1 million inhabitants, based on the estimated energy potential of the Teles Pires River on the border of the municipalities of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The energy from HPP Colíder was sold at an Aneel auction at a final tariff of R$103.40/MWh, as of July 1, 2010, adjusted by the IPCA inflation index to R$173.75 on September 30, 2019.

On March 9, 2019 and May 7, 2019, two generating units of HPP Colíder, in accordance with Aneel Orders No. 673/2019 and No. 1,273/2019, both with 100 MW of installed capacity, started commercial operation.

The third, and last, generating unit is expected to begin operating before the end of December 2019.

Due to fortuitous and force majeure events, the plant delayed its commercial operation, initially forecast for January 2015. Copel GeT filed a request to Aneel for exclusion of liability, so that the obligation to supply the energy sold was postponed, which was denied by the agency. On December 18, 2017, Copel GeT filed an ordinary lawsuit requesting the reconsideration of such decisionand, on April 6, 2018, the Regional Federal Court of Appeals (Tribunal Regional Federal da 1ª Região). exempted Copel GeT from any liens or restrictions due to delays in the implementation schedule of HPP Colíder.

After the partial start of the commercial operation in March 2019, the plant complied with its contract of sale of energy with its own generation in the amount of 41.1 average MW of a contracted total of 125 average MW.

Copel GeT has been honoring energy supply agreements as follows:

- from January 2015 to May 2016: with energy surplus of its other plants that has not been contracted;

- In June 2016: partial reduction through Bilateral Agreement

- from July 2016 to December 2018: with a reduction of all Energy Commercialization Agreements in the Regulated Environment - CCEARs, through a bilateral agreement and the participation in the Mechanism for Compensation of Surpluses and Deficits of New Energy - MCSD-EN; and

- from January to March 2019, the contracts entered into in a regulated environment are now in force again, however, the energy supply remained suspended, in view of the injunction obtained by the Company’s Management.

Due to the non-judgment of the merits of the lawsuit, the contractual effects of both revenue and the cost of energy to cover its balance sheet were recognized in the quarter's results.

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations clusters and the transmission lines in operation:

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through its own investment and partnerships in special purpose companies - SPCs. The projects sum up a total of 1,027 km of transmission lines and one substation and will generate an APR of R$160,0 million in proportion to Copel GeT’s stake in the enterprises, as detailed in the table below.

Lot E

The commercial operation of part of the projects that compose Lot E of Transmission Auction No. 005/2015 began ahead of schedule. Fully sold to Copel GeT, Lot E is comprised of 230 km of transmission lines and 3 substations, totaling 900 MVA of power and expected ARP of R$116.9 million.

On June 18, 2019, the 230kV Medianeira Substation started its commercial operation 3 months ahead of Aneel's deadline, providing an APR of R$13.4 million. In addition, the Baixo Iguaçu - Realeza 230kV Transmission Line, which also makes up Lot E, started its commercial operation on August 5, 2019, 1 year and 7 months ahead of the schedule established by Aneel (March/21), adding about R$6.2 million to the annual revenue. On September 1, 2019, the 230 kV GIS Curitiba Centro substation and the 230 kV Uberaba - Curitiba Centro double circuit underground transmission line were first energized, providing an APR of R$44.3 million. On September7, 2019, the 230 kV Andirá Leste substation was also energized, which stands for an APR of R$15 million. As a result, R$78.9 million were added to the Company’s annual revenue, approximately 67.5% of the amount forecast for when all the projects in Lot E are 100% operational.

SPC Mata de Santa Genebra

On February 25, 2019, all the stages planned for the test run period of the Santa Bárbara d’Oeste substation, belonging to the SPC Mata de Santa Genebra, allowing the operation of this substation under the Commercial Operation regime. The proportional APR for the substation is approximately R$12.8 million. Total APR, once the project is concluded, will be approximately R$122.0 million for Copel’s stake and total receipt is conditional on the start-up of the remaining phases of the project that will be phased in.

Due to the revision of the business plan, with amendment approved at the 193rd Ordinary Meeting of the Board of Directors, held on August 14, 2019, the beginning of the commercial operation was shifted to the other stages of the project, and until December 2019. About 62% of the project's total APR is expected to be in commercial operation and the remaining 38% by February 2020.

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement No. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality requirements. Failure to comply with the requirements for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following the execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in forfeiture proceedings.

The following chart shows the goals set for Copel Distribuição in the first 5 years following the renewal of the concession agreement:

Operating Data

In the distribution business, Copel serves more than 4.6 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations at13.8 kV, 34.5 kV, 69 kV and 138 kV voltage levels.

Compact Distribution Lines

Copel Distribuição has continued to implement compact distribution lines in urban areas with a high concentration of trees in the vicinity of the distribution grids. This technology avoids the cutting down or trimming of trees and improves the quality of power supply by reducing the number of outages. In September 2019, the total length of compact distribution lines in operation was 11.274 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The length of installed secondary isolated lines totaled 18,919 km in September 2019..

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone/backhaul made up of a high capacity intermunicipal transmission network and the access network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting customers to Copel Telecom’s data transmission network and providing the contracted services, totaling 982 thousand homes passed.

In September 2019, the carrier had 174,345 end customers with a 34,800 km backbone / backhaul cable network, carrying data with ultra-speed and managing an optical ring that serves the 399 municipalities of the state of Paraná, with a portfolio of data, voice and datacenter products.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, and service sectors, as shown below:

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 343.4 MW of installed capacity to the Company's portfolio (in proportional to the Company’s stake in the enterprises).

On October 18, 2019, Copel participated in the A-6 new power generation auction and sold 14.4 average MW of the Jandaíra Wind Complex, which represents about 30% of the assured power of the future venture. The auction’s homologation process is still in progress. More information on the subject can be found in item 1 of this Report.

Copel, in partnership with other companies, is also developing studies in the lower reaches of the Chopim river that may enable other hydroelectric projects.

As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects with the Energy Research Company - EPE to enable participation in the upcoming auctions to be organized by the Federal Government. Until the effective energy commercialization of the projects, their technical characteristics may be adjusted, since Copel's engineering team is conducting optimization studies, in order to make the projects more competitive., since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The projects are in the process of environmental licensing with the Environmental Institute of Paraná. The following table features these plants, which have a joint installed capacity of 459.3 MW:

9. Other Information

9.1 Human Resources

Copel’s workforce closed 3Q19 at 7,513 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

At the end of September 2019, Copel Distribuição had 4,693,981 customers, representing a consumer-to-employee ratio of 887. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 149, 07 and 16 employees, respectively.

9.2 Main Operational Indicators

9.3 Conference Call 3Q19 Results

Information about 3Q19 Results Conference Call:

>       Wednesday, November 13, 2019, at 10:00 a.m. (Brazilian time)

>       Telephone: (+1 646) 843-6054

>     Code: Copel

A live webcast of the conference call will be available at: ir.Copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@Copel.com

Telephone: (+ 55 41) 3331-4011

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit I – Consolidated Cash Flow Statement

R$'000

Consolidated Cash Flow	9M19	9M18
Cash flows from operational activities		
Net income for the period	**1,466,414**	**1,142,068**
Adjustments to reconcile net income for the period with cash generated from operating activities	**1,874,221**	**544,371**
Depreciation and Amortization	739,377	554,548
Unrealized monetary and cambial variation and debt charges - net	632,103	546,901
Result from the business combination carried out with exchange of assets - surplus value	1,414	3,769
Gain on transmission concession agreement	(332,658)	(277,995)
Sectorial financial assets and liabilities result	(73,604)	(1,037,063)
Interest - bonus from the grant of concession agreements under the quota system	(64,910)	(67,914)
Recovery of PIS/Pasep Cofins over ICMS	(107,453)	-
Equity in earnings of investees	(40,232)	(213,922)
Recognition of fair value of assets related to concession compensation	(24,550)	(31,993)
Income tax and social contribution	471,541	643,252
Deferred Income tax and social contribution	203,176	(164,791)
Net operating estimated losses, provisions and reversals	165,798	271,496
Appropriation of acturial calculation of post-employment benefits	74,693	72,814
Appropriation of pension and healthcare contributions	95,669	104,278
Creation for research and development and energy efficiency programs	95,355	95,989
Impairment of accounts receivable related to concession	43	1,540
Loss on disposal of contract assets	5,368	-
Result of disposal of investment	-	2,826
Fair value in operations of purchase/sale of energy in the captive market	(99,180)	-
Loss on disposal of property, plant and equipment	111,251	9,534
Loss on disposal of intangible assets	21,061	31,102
Loss on right of use of assets and lease liabilities - net	(41)	-
Decrese (increase) in assets	**639,815**	**914,867**
Increase (reduction) of liabilities	**(526,885)**	**60,062**
Income tax and social contribution paid	(540,121)	(491,889)
Loans and financing - interest due and paid	(258,452)	(221,266)
Debentures - interest due and paid	(561,688)	(346,551)
Lease liabilities paid	(7,495)	-
Net cash generated from operating activities	**2,085,809**	**1,601,662**
Cash flows from investing activities		
Financial investments	67,656	(27,643)
Receipt of loans and financing granted to related parties	-	117,109
Acquisitions of contract assets		(486,296)
Customers contributions - contract assets		85,255
Acquisitions of subsidiaries - effect on cash	(123,794)	7,998
Additions in investments	(68,193)	- 9
Capital reduction of investees	35,035	35,280
Additions to property, plant and equipment	(379,899)	(1,196,455)
Customers contributions - property, plant and equipment	-	12
Additions to intangible assets	(3,392)	(6,713)
Net cash generated (used) by investing activities	**(1,100,761)**	**(1,471,462)**
Cash flows from financing activities		
Loans and financing obtained from third parties	742,333	630,000
Issue of Debentures	2,070,282	1,600,000
Payments of principal - loans and financing	(1,609,388)	(1,026,718)
Payments of principal - debentures	(1,713,339)	(1,230,451)
Payments of principal - lease liabilities	(22,337)	-
Dividends and interest on own capital paid	(374,618)	(285,244)
Net cash used by financing activities	**(907,067)**	**(312,413)**
Increase (decrease) in cash and cash equivalents	**77,981**	**(182,213)**
Cash and cash equivalents at the beginning of the year	1,948,409	1,040,075
Cash and cash equivalents at the end of the year	2,026,390	857,862
Change in cash and cash equivalents	**77,981**	**(182,213)**

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão (Consolidated)

R$'000

Income Statement	3Q19 (1)	2Q19 (2)	3Q18 (3)	Var.% (1/3)	9M19 (4)	9M18 (5)	Var.% (4/5)
OPERATING REVENUES	**985,589**	**941,760**	**953,901**	**3.3**	**2,928,908**	**2,717,798**	**7.8**
Electricity sales to final customers	182,505	172,379	177,483	2.8	520,950	484,148	7.6
Electricity sales to distributors	600,669	574,565	524,869	14.4	1,780,634	1,547,264	15.1
Use of the main transmission grid	142,261	146,175	122,332	16.3	441,348	414,038	6.6
Construction revenue	53,572	41,620	97,555	(45.1)	159,515	230,006	(30.6)
Other operating revenues	6,581	7,021	31,662	(79.2)	26,460	42,341	(37.5)
OPERATING COSTS AND EXPENSES	**(424,911)**	**(509,845)**	**(672,613)**	**(36.8)**	**(1,404,865)**	**(1,618,567)**	**(13.2)**
Electricity purchased for resale	(101,128)	(13,739)	(288,314)	(64.9)	(130,910)	(368,456)	(64.5)
Charges of main distribution and transmission grid	(110,744)	(106,387)	(92,638)	19.5	(322,846)	(272,637)	18.4
Personnel and management	(79,112)	(78,666)	(79,437)	(0.4)	(232,305)	(263,418)	(11.8)
Pension and healthcare plans	(15,751)	(15,296)	(15,407)	2.2	(46,611)	(45,761)	1.9
Materials and supplies	(3,699)	(3,944)	(4,469)	(17.2)	(10,694)	(12,041)	(11.2)
Materials and supplies for power eletricity	(798)	(777)	(639)	24.9	(2,343)	(18,975)	(87.7)
Third-party services	(28,968)	(42,576)	(31,068)	(6.8)	(105,222)	(110,296)	(4.6)
Depreciation and amortization	(135,447)	(129,633)	(84,863)	59.6	(372,013)	(254,703)	46.1
Provisions and reversals	165,052	(20,506)	19,656	739.7	132,381	(1,186)	-
Construction cost	(47,017)	(41,103)	(42,632)	10.3	(128,889)	(192,048)	(32.9)
Other cost and expenses	(67,298)	(57,218)	(52,802)	27.5	(185,412)	(79,045)	134.6
EQUITY IN EARNINGS OF SUBSIDIARIES	**28,535**	**(9,254)**	**126,091**	**(77.4)**	**36,694**	**208,782**	**(82.4)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**589,213**	**422,661**	**407,379**	**44.6**	**1,560,737**	**1,308,013**	**19.3**
FINANCIAL RESULTS	**(114,477)**	**(142,133)**	**(107,476)**	**6.5**	**(370,425)**	**(303,126)**	**22.2**
Financial income	24,195	21,549	30,760	(21.3)	78,433	121,915	(35.7)
Financial expenses	(138,672)	(163,682)	(138,235)	0.3	(448,858)	(425,041)	5.6
OPERATIONAL EXPENSES/ INCOME	**474,736**	**280,528**	**299,903**	**58.3**	**1,190,312**	**1,004,887**	**18.5**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(88,047)**	**(111,088)**	**(30,552)**	**188.2**	**(350,215)**	**(273,549)**	**28.0**
Income tax and social contribution on profit	(34,760)	(96,452)	(58,727)	(40.8)	(271,378)	(311,570)	(12.9)
Deferred income tax and social contribution on profit	(53,287)	(14,636)	28,174	-	(78,837)	38,020	-
NET INCOME (LOSS)	**386,689**	**169,440**	**269,351**	**43.6**	**840,097**	**731,338**	**14.9**
EBITDA	**724,660**	**552,294**	**492,242**	**47.2**	**1,932,750**	**1,562,716**	**23.7**

Income Statement – Copel Distribuição

R$'000

Income Statement	3Q19 (1)	2Q19 (2)	3Q18 (3)	Var.% (1/3)	9M19 (4)	9M18 (5)	Var.% (4/5)
OPERATING REVENUES	**2,693,963**	**2,334,856**	**2,942,462**	**(8.4)**	**7,585,419**	**7,627,077**	**(0.5)**
Electricity sales to final customers	1,172,580	1,228,670	1,161,200	1.0	3,750,552	3,297,975	13.7
Electricity sales to distributors	123,260	49,733	236,147	(47.8)	222,600	339,884	(34.5)
Use of the main distribution grid	961,326	815,700	869,567	10.6	2,725,926	2,377,424	14.7
Construction revenue	234,308	209,313	201,834	16.1	665,972	525,271	26.8
Fair value of assets from the indemnity for the concession	2,552	5,484	4,535	(43.7)	15,969	19,792	(19.3)
Sectorial assets and liabilities result	151,908	(18,682)	429,306	(64.6)	65,719	948,671	(93.1)
Other operating revenues	48,028	44,638	39,873	20.5	138,680	118,060	17.5
OPERATING COSTS AND EXPENSES	**(2,450,193)**	**(2,133,619)**	**(2,757,361)**	**(11.1)**	**(6,894,108)**	**(7,227,227)**	**(4.6)**
Electricity purchased for resale	(1,463,470)	(1,133,118)	(1,912,511)	(23.5)	(3,926,119)	(4,370,905)	(10.2)
Charges of main transmission grid	(270,371)	(273,384)	(156,693)	72.5	(782,291)	(745,158)	5.0
Personnel and management	(176,431)	(180,807)	(177,010)	(0.3)	(534,465)	(590,060)	(9.4)
Pension and healthcare plans	(38,877)	(38,580)	(39,326)	(1.1)	(116,568)	(118,220)	(1.4)
Materials and supplies	(18,464)	(15,630)	(17,637)	4.7	(47,393)	(45,074)	5.1
Third-party services	(97,606)	(85,719)	(78,729)	24.0	(271,730)	(256,276)	6.0
Depreciation and amortization	(87,363)	(85,832)	(75,869)	15.1	(256,677)	(223,805)	14.7
Provisions and reversals	(39,667)	(72,718)	(67,361)	(41.1)	(196,725)	(238,139)	(17.4)
Construction cost	(234,308)	(209,313)	(201,834)	16.1	(665,972)	(525,271)	26.8
Other cost and expenses	(23,638)	(38,517)	(30,391)	(22.2)	(96,170)	(114,319)	(15.9)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**243,770**	**201,238**	**185,101**	**31.7**	**691,311**	**399,850**	**72.9**
FINANCIAL RESULTS	**3,407**	**36,093**	**5,848**	**(41.7)**	**61,492**	**(16,104)**	**-**
Financial income	88,161	95,817	78,863	11.8	278,133	230,530	20.6
Financial expenses	(84,754)	(59,724)	(73,015)	16.1	(216,641)	(246,634)	(12.2)
OPERATIONAL EXPENSES/ INCOME	**247,177**	**237,330**	**190,949**	**29.4**	**752,803**	**383,746**	**96.2**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(83,465)**	**(81,081)**	**(65,553)**	**27.3**	**(257,759)**	**(133,703)**	**-**
Income tax and social contribution on profit	1,628	(50,016)	(79,657)	-	(168,202)	(157,094)	7.1
Deferred income tax and social contribution on profit	(85,093)	(31,064)	14,104	-	(89,557)	23,391	-
NET INCOME (LOSS)	**163,711**	**156,250**	**125,396**	**30.6**	**495,043**	**250,043**	**98.0**
EBITDA	331,132	287,070	260,970	26.9	947,987	623,655	52.0

Income Statement – Copel Telecomunicações

Income Statement – Copel Comercialização

R$'000

Income Statement	3Q19 (1)	2Q19 (2)	3Q18 (3)	Var.% (1/3)	9M19 (4)	9M19 (5)	Var.% (4/5)
OPERATING REVENUES	**534,791**	**384,785**	**437,368**	**22.3**	**1,288,174**	**966,089**	**33.3**
Electricity sales to final customers	143,275	129,646	113,397	26.3	389,585	290,728	34.0
Electricity sales to distributors	308,489	250,232	323,746	(4.7)	798,651	674,719	18.4
Other operating revenues	83,027	4,907	225	-	99,938	642	-
OPERATING COSTS AND EXPENSES	**(452,607)**	**(365,554)**	**(426,060)**	**6.2**	**(1,182,356)**	**(970,948)**	**21.8**
Electricity purchased for resale	(448,425)	(361,765)	(421,726)	6.3	(1,170,551)	(957,141)	22.3
Personnel and management	(2,919)	(2,660)	(3,202)	(8.8)	(8,281)	(10,016)	(17.3)
Pension and healthcare plans	(374)	(347)	(400)	(6.5)	(1,060)	(1,077)	(1.6)
Materials and supplies	(5)	(3)	(3)	66.7	(13)	(23)	(43.5)
Third-party services	(530)	(359)	(385)	37.7	(1,263)	(1,274)	(0.9)
Depreciation and amortization	(12)	(10)	(2)	500.0	(33)	(7)	371.4
Provisions and reversals	(2)	(3)	(31)	(93.5)	9	12	(25.0)
Other cost and expenses	(340)	(407)	(311)	9.3	(1,164)	(1,422)	(18.1)
EQUITY IN EARNINGS OF SUBSIDIARIES	**(31)**	**(34)**	**5**	**-**	**(79)**	**2**	**-**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**82,153**	**19,197**	**11,313**	**626.2**	**105,739**	**(4,857)**	**-**
FINANCIAL RESULTS	**1,110**	**606**	**1,097**	**1.2**	**11,805**	**4,660**	**153.3**
Financial income	1,293	659	1,105	17.0	12,073	4,744	154.5
Financial expenses	(183)	(53)	(8)	-	(268)	(84)	219.0
OPERATIONAL EXPENSES/ INCOME	**83,263**	**19,803**	**12,410**	**570.9**	**117,544**	**(197)**	**-**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(28,376)**	**(6,718)**	**(4,195)**	**576.4**	**(39,995)**	**138**	**-**
Income tax and social contribution on profit	9,865	(4,348)	(41,299)	-	-	(51,242)	-
Deferred income tax and social contribution on profit	(38,241)	(2,370)	37,104	-	(39,995)	51,380	-
NET INCOME (LOSS)	**54,887**	**13,085**	**8,215**	**568.1**	**77,549**	**(59)**	**-**
EBITDA	82,165	19,207	11,315	626.2	105,772	(4,850)	-

Exhibit III – Financial Statements by Company

Balance Sheet by Company

R$'000

Assets - Sep-19	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Eliminations	Consolidated
CURRENT	**1,271,689**	**3,950,983**	**291,670**	**221,470**	**70,275**	**22,775**	**250,451**	**505,451**	**23,901**	**523,406**	**(383,667)**	**6,748,404**
Cash and cash equivalents	465,980	659,471	213,025	122,890	41,362	8,864	4,783	387,488	9,305	61,362	51,860	2,026,390
Bonds and securities	-	-	-	-	-	-	1,313	-	-	90	-	1,403
Collaterals and escrow accounts	-	51	-	74	-	-	-	-	-	-	-	125
Customers	397,803	2,330,872	52,944	94,639	23,701	-	185,909	76,585	2,964	-	(127,801)	3,037,616
Dividends receivable	71,684	-	-	-	-	-	-	15,128	-	246,625	(291,651)	41,786
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	206,962	-	206,962
Sectorial financial assets	-	459,824	-	-	-	-	-	-	-	-	-	459,824
Account receivable related to concession	57,802	-	-	-	-	-	-	-	-	-	-	57,802
Contract Assets	84,360	-	-	-	-	-	-	-	11,471	-	8,005	103,836
Other current receivables	91,354	221,444	(6,055)	2,141	4,960	129	13,343	6,013	43	1,439	(3,494)	331,317
Inventories	26,761	83,986	7,652	627	40	-	-	-	-	-	-	119,066
Income tax and social contribution	30,148	92,212	15,328	969	-	5,013	33,021	11,951	19	1,705	28	190,394
Other current recoverable taxes	28,234	72,878	8,723	-	8	8,769	12,071	331	-	-	-	131,014
Prepaid expenses	10,044	24,663	53	130	204	-	7	5,245	99	190	-	40,635
Related parties	7,519	5,582	-	-	-	-	4	2,710	-	5,033	(20,614)	234
NON-CURRENT	**15,655,346**	**8,653,359**	**1,092,193**	**590,821**	**550,091**	**374,426**	**134,129**	**5,476,865**	**256,161**	**19,162,324**	**(21,968,925)**	**29,976,790**
Long Term Assets	**4,299,705**	**2,983,423**	**116,037**	**575,375**	**22,618**	**76,776**	**133,488**	**271,866**	**256,109**	**1,821,950**	**(126,791)**	**10,430,556**
Bonds and securities	103,040	1,490	-	7,836	-	-	-	144,657	3,370	-	-	260,393
Other temporary investments	-	-	-	-	-	-	-	-	-	23,759	-	23,759
Collaterals and escrow accounts	-	100,229	-	-	-	-	-	-	-	-	-	100,229
Customers	-	52,893	14,133	-	-	-	-	-	-	-	-	67,026
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	1,153,240	-	1,153,240
Judicial deposits	69,239	283,180	14,599	114	118	4,881	14,594	421	-	122,066	-	509,212
Sectoral financial assets	-	242,299	-	-	-	-	-	-	-	-	-	242,299
Account receivable related to concession	1,390,233	811,533	-	319,355	-	-	-	-	-	-	-	2,521,121
Contract Assets	2,633,197	761,198	-	30,537	-	-	-	-	252,739	-	113,789	3,791,460
Other receivables	36,685	23,401	93	109,991	-	20,353	118,894	-	-	7,444	-	316,861
Income tax and social contribution	459	18,005	-	-	-	-	-	-	-	160,672	-	179,136
Deferred income tax and social contribution	-	615,574	76,825	-	22,500	51,542	-	-	-	153,610	-	920,051
Other recoverable taxes	66,786	73,621	10,387	107,454	-	-	-	103	-	87,264	-	345,615
Prepaid Expenses	66	-	-	88	-	-	-	-	-	-	-	154
Receivables from subsidiaries	-	-	-	-	-	-	-	126,685	-	113,895	(240,580)	-
Investments	**5,050,890**	**1,822**	**-**	**-**	**-**	**7,053**	**447**	**2,278,659**	**-**	**17,337,746**	**(22,252,151)**	**2,424,466**
Property, Plant and Equipment, net	**6,200,697**	**-**	**945,818**	**-**	**370,224**	**289,481**	**56**	**2,924,850**	**24**	**1,159**	**33,066**	**10,765,375**
Intangible Assets	**81,084**	**5,615,240**	**22,691**	**-**	**156,776**	**44**	**131**	**491**	**28**	**1,163**	**376,951**	**6,254,599**
TOTAL	16,927,035	12,604,342	1,383,863	812,291	620,366	397,201	384,580	5,982,316	280,062	19,685,730	(22,352,592)	36,725,194

R$'000

Liabilities - Dec/18	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Eliminations	Consolidated
CURRENT	**2,640,071**	**2,459,317**	**143,667**	**133,769**	**124,880**	**42,185**	**137,337**	**586,450**	**15,481**	**1,435,888**	**(1,023,931)**	**6,695,114**
Social charges and accruals	70,223	176,447	18,640	9,313	335	389	1,926	119	40	6,747	-	284,179
Associated companies and parent company	7,414	12,496	-	-	-	-	307	311,246	113	755	(332,331)	-
Suppliers	192,045	897,578	66,492	84,684	4,001	10,568	126,408	139,871	481	2,731	(105,616)	1,419,243
Income Tax and Social Contribution payable	158,907	-	-	-	27,990	-	-	10,794	258	-	-	197,949
Other taxes	90,555	330,026	10,906	11,122	2,210	482	457	5,413	110	152	-	451,433
Loans and financing	682,706	241,186	5,799	-	-	-	-	46,628	8,432	129,401	(1,105)	1,113,047
Debentures	929,543	278,545	8,612	5,919	-	-	-	20,585	-	941,677	-	2,184,881
Dividends payable	368,950	89,486	29,260	19,600	19,083	30,718	-	44,109	5,145	354,203	(584,879)	375,675
Post employment benefits	14,847	41,372	2,136	-	-	-	5	31	-	87	-	58,478
Customer charges due	9,544	70,078	-	-	-	-	-	-	250	-	-	79,872
Research and development and energy efficiency	66,221	196,250	-	-	7,412	2	-	-	544	-	-	270,429
Payables related to concession	5,045	-	-	-	62,813	-	-	-	-	-	-	67,858
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Other accounts payable	44,071	125,853	1,822	3,131	1,036	26	8,234	7,654	108	135	-	192,070
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	**5,088,718**	**3,963,531**	**482,208**	**106,900**	**473,318**	**23,290**	**6,482**	**1,168,141**	**71,358**	**1,673,993**	**(159,167)**	**12,898,772**
Associated companies and parent company	-	-	-	-	-	-	-	64,161	-	-	(64,161)	-
Suppliers	9,934	-	-	14,908	-	-	-	25,114	-	-	-	49,956
Deferred income tax and social contribution	122,730	-	-	18,795	-	-	-	10,203	7,879	-	(2,187)	157,420
Tax liabilities	165,474	615,611	8,357	-	-	4,174	191	323	-	2,602	-	796,732
Loans and financing	1,230,709	178,408	4,773	-	-	-	-	794,174	55,858	773,984	(103,646)	2,934,260
Debentures	2,588,550	1,478,562	410,302	11,732	-	-	-	247,701	-	596,403	-	5,333,250
Post-employment benefits	252,111	611,010	33,173	6,159	-	450	2,129	386	-	4,867	-	910,285
Research and development and energy efficiency	54,242	249,398	-	-	-	18,666	-	-	-	-	-	322,306
Payables related to the concession	42,987	-	-	-	473,318	-	-	-	-	-	-	516,305
Sectorial financial liabilities	-	96,531	-	-	-	-	-	-	-	-	-	96,531
Other payables	24,379	3,569	-	55,049	-	-	4,015	26,030	-	3,957	(45)	116,954
Tax, social security, labor and civil provisions	597,602	730,442	25,603	257	-	-	147	49	7,621	292,180	10,872	1,664,773
EQUITY	**8,911,964**	**5,908,755**	**638,873**	**434,617**	**53,977**	**370,662**	**83,468**	**3,370,597**	**189,167**	**16,032,925**	**(19,658,791)**	**16,336,214**
Attributable to controlling shareholders	**8,911,964**	**5,908,755**	**638,873**	**434,617**	**53,977**	**370,662**	**83,468**	**3,370,597**	**189,167**	**16,032,925**	**(19,962,080)**	**16,032,925**
Capital	5,528,226	5,235,943	316,098	220,966	35,503	707,440	45,459	2,756,940	119,941	7,910,000	(14,966,516)	7,910,000
Advance for Future Capital Increase	237,000	105,500	147,125	-	-	-	-	1,298,342	-	-	(1,787,967)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	796,442	(20,388)	7,268	(470)	256	313	(973)	1,783	-	785,610	(784,231)	785,610
Legal Reserves	509,888	136,071	21,537	30,044	7,100	-	2,508	8,437	5,384	914,751	(720,969)	914,751
Retained earnigs	1,840,408	451,629	147,711	184,077	-	-	36,474	81,624	63,842	6,422,564	(2,805,765)	6,422,564
Accrued earnings (losses)	-	-	-	-	-	(337,091)	-	(792,283)	-	-	1,129,374	-
Attributable to noncontrolling interests	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**303,289**	**303,289**
TOTAL	**16,640,753**	**12,331,603**	**1,264,748**	**675,286**	**652,175**	**436,137**	**227,287**	**5,125,188**	**276,006**	**19,142,806**	**(20,841,889)**	**35,930,100**

R$'000

Liabilities - Sep/19	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Eliminations	Consolidated
CURRENT	**1,457,139**	**2,399,774**	**78,163**	**136,009**	**85,326**	**37,055**	**179,614**	**230,662**	**9,399**	**699,284**	**(443,747)**	**4,868,678**
Social charges and accruals	77,389	186,942	17,978	9,333	417	502	2,311	72	41	6,135	55	301,175
Associated companies and parent company	5,251	8,898	-	-	-	-	219	4,543	83	1,087	(20,081)	-
Suppliers	269,205	1,150,813	25,107	102,547	3,522	5,269	164,038	76,064	792	2,332	(134,765)	1,664,924
Income Tax and Social Contribution payable	118,091	-	-	2,720	6,998	-	-	4,893	244	-	263	133,209
Other taxes	56,719	282,522	6,944	8,584	1,125	346	2,317	3,264	121	45	728	362,715
Loans and financing	117,623	33,742	5,801	-	-	-	-	67,988	7,948	368,490	(2,645)	598,947
Debentures	399,631	285,313	15,120	5,915	-	-	-	39,915	-	316,865	-	1,062,759
Dividends payable	239,450	-	-	-	-	30,718	-	25,204	-	3,906	(289,227)	10,051
Post employment benefits	15,366	43,029	2,235	-	-	-	26	31	-	121	-	60,808
Customer charges due	28,502	61,151	-	-	-	-	-	-	137	-	-	89,790
Research and development and energy efficiency	87,235	229,537	-	-	7,378	-	-	-	24	-	1,536	325,710
Payables related to concession	5,609	-	-	-	65,381	-	-	-	-	-	-	70,990
Other accounts payable	9,797	16,836	3,717	2,247	153	214	1	129	-	151	-	33,245
Provisions for litigation	27,271	100,991	1,261	4,663	352	6	10,702	8,559	9	152	389	154,355
NON-CURRENT	**5,691,851**	**3,998,835**	**706,240**	**134,467**	**484,718**	**54,445**	**23,314**	**1,611,626**	**65,291**	**1,534,539**	**(242,444)**	**14,062,882**
Associated companies and parent company	-	-	-	-	-	29,945	-	126,759	-	-	(156,704)	-
Suppliers	47,820	-	-	5,495	-	-	-	39,764	-	-	5,735	98,814
Deferred income tax and social contribution	191,558	-	-	59,495	-	-	663	12,443	7,980	-	(9,441)	262,698
Tax liabilities	180,741	605,837	8,627	303	-	4,418	281	402	-	2,776	-	803,385
Loans and financing	1,170,265	162,554	446	-	-	-	-	851,405	50,634	427,541	(111,250)	2,551,595
Debentures	3,256,371	1,482,105	631,511	7,344	-	-	-	553,432	-	794,104	-	6,724,867
Post-employment benefits	259,851	628,216	34,333	6,756	-	504	2,287	389	-	5,201	-	937,537
Research and development and energy efficiency	37,468	265,080	-	-	-	18,667	-	-	617	-	-	321,832
Payables related to the concession	43,130	-	-	-	484,387	-	-	-	-	-	-	527,517
Sectorial financial liabilities	-	101,032	-	-	-	-	-	-	-	-	-	101,032
Other payables	13,915	37,615	4,157	13,648	331	911	6	894	-	165	-	71,642
Tax, social security, labor and civil provisions	26,027	3,382	-	40,882	-	-	19,937	25,773	-	1,556	-	117,557
EQUITY	**9,778,045**	**6,205,733**	**599,460**	**541,815**	**50,322**	**305,701**	**181,652**	**4,140,028**	**205,372**	**17,451,907**	**(21,666,401)**	**17,793,634**
Attributable to controlling shareholders	**9,778,045**	**6,205,733**	**599,460**	**541,815**	**50,322**	**305,701**	**181,652**	**4,140,028**	**205,372**	**17,451,907**	**(22,008,128)**	**17,451,907**
Capital	5,765,226	5,341,443	483,323	220,966	35,503	707,440	45,459	4,055,281	119,941	10,800,000	(16,774,582)	10,800,000
Advance for Future Capital Increase	-	-	12,100	-	-	-	20,635	354,009	-	-	(386,744)	-
Equity valuation adjustments	747,301	(20,388)	7,268	(470)	256	313	(973)	1,783	-	736,469	(735,090)	736,469
Legal Reserves	509,888	136,071	21,537	30,044	7,100	-	2,508	8,437	5,384	914,751	(720,969)	914,751
Retained earnigs	1,840,408	253,564	146,844	184,077	-	-	36,474	81,624	63,842	3,532,564	(2,606,833)	3,532,564
Accrued earnings (losses)	915,222	495,043	(71,612)	107,198	7,463	(402,052)	77,549	(376,860)	16,205	1,468,123	(768,156)	1,468,123
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	**341,727**	**341,727**
TOTAL	**16,927,035**	**12,604,342**	**1,383,863**	**812,291**	**620,366**	**397,201**	**384,580**	**5,982,316**	**280,062**	**19,685,730**	**(22,352,592)**	**36,725,194**

Income Statement by Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 12, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.